Exhibit 32.1

**CERTIFICATIONS OF PRINCIPAL EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Arthur T. Taylor, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Kyphon Inc. on Form 10-Q for the fiscal quarter ended September 30, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of Kyphon Inc.

Date: November 9, 2007   By: /s/ Arthur T. Taylor

                                                 Arthur T. Taylor
                                                 Vice President and Chief Operating Officer
                                                 (Principal Executive Officer)

I, Maureen L. Lamb, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Kyphon Inc. on Form 10-Q for the fiscal quarter ended September 30, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of Kyphon Inc.

Date: November 9, 2007   By: /s/ Maureen L. Lamb

                                         Maureen L. Lamb
                                         Vice President and Controller
                                         (Principal Accounting and Financial Officer)